Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS
OF STANTEC INC.

THURSDAY, MAY 13, 2010 – 11:00 AM MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual Meeting of Shareholders of Stantec Inc. held on May 13, 2010.  Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec Inc. (“Stantec”) recommended that Shareholders vote FOR matters 1 and 2 below:

1.	Election of Directors

Each of the 9 nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Robert J. Bradshaw	22,227,719	92.14	1,896,601	7.86
Paul Cellucci	23,842,156	98.83	282,164	1.17
David L. Emerson, PC	23,027,168	95.45	1,097,152	4.55
Anthony P. Franceschini	23,536,278	97.56	588,042	2.44
Robert J. Gomes	23,671,898	98.12	452,422	1.88
Susan E. Hartman	22,340,688	92.61	1,783,632	7.39
Aram H. Keith	19,432,839	80.55	4,691,481	19.45
Ivor M. Ruste	23,914,808	99.13	209,512	0.87
Ronald Triffo	23,633,707	97.97	490,613	2.03

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young, Chartered Accountants were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
24,423,075	98.54	363,093	1.46